May 25, 2011

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:          CIGNA Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2010
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation (the Company), the following is the Company’s response to your comment letter of April 29, 2011 relating to the Company’s Form 10-K for the year ended December 31, 2010.  For your convenience, we have repeated the comments set forth in your letter and followed with the Company’s response.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Assets
Fixed Maturities, page 88

1.	Please provide us the following regarding your investments in state and local governments:
•	The credit rating agency used to assign credit quality in the table on page 89;
•
What “The Company focuses on the underlying issuer’s credit quality…” means including a description of your process to evaluate these investments other than external credit ratings.  If your process includes reference to credit spreads, provide the amortized cost and fair value of investments whose externally assigned credit quality differed from that which would be indicated by its credit spread at December 31, 2010; and

•
The amortized cost and fair value separately for special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties, and their primary revenue sources.

Below is the information requested for the Company’s state and local government fixed maturities.

•
The quality ratings presented in the table on page 89 represent the average of ratings from S&P, Moody’s and Fitch (nationally recognized statistical rating organizations) where they are available for each issuer.

•
The Company employs a disciplined investment underwriting process to assess the quality of each individual debt offering prior to purchase.  We do not rely on monoline insurer guarantees or credit ratings assigned by the national statistical rating agencies as the primary basis for our investment decisions.  The Company performs a credit quality assessment using criteria similar to that of the national rating agencies including: reviewing financial statements, offering statements, credit agency commentary and other issuer news or information.  The Company is predominantly a buy and hold investor as investments are utilized to support insurance liabilities.  However, we do conduct credit monitoring subsequent to purchase whereby each credit is monitored daily and more formally reviewed on a monthly basis.  The ongoing credit monitoring process utilizes information similar to that assessed at initial underwriting.  Credit spreads are not a focus of the credit assessment at initial purchase or during ongoing credit monitoring and therefore, the requested data is not available.

•
Included in Exhibit I (see attachment) of this letter is the information requested for state and local government investments.  The Company’s state and local government investments had a fair value of $2.5 billion as of December 31, 2010, including revenue bonds with a fair value of $1.3 billion.  The attached Exhibit I lists bonds that are funded by specific revenue streams that are not related to the general obligation funds of the municipality or political subdivision.

Commercial Mortgage Loans, page 89

2.
You disclose on page 139 that you reassess internal quality ratings assigned to your commercial loans when a borrower requests the restructuring of their loan.  Please provide us proposed disclosure to be included in future filings addressing the following for commercial mortgage loans that have been modified or restructured for which you have not considered the loans to be impaired:

•
The amount of these loans and types of modifications being made (e.g. extension of terms, change of interest rates or principal, etc.), whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•
To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan’s interest rate or principal amount, how you consider whether it is a troubled debt restructuring;

•	To the extent these modifications qualify for trouble debt restructuring accounting, please provide the disclosures required by ASC Section 310-40-50;
•	For those with a guarantee, separately identify them and address:
o
How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

o
How many times you have sought performance under the guarantee discussing the extent of the successes.  Discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

o	Whether you considered these loans impaired prior to modification;
•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired;
•	Your accounting policy for accruing interest income on commercial loans that have been restructured; and
•	Your policy to ensure that appraisals used to determine the loan-to-value ratio of your commercial loans is current.

2

By way of background, the Company’s commercial mortgage portfolio consists of approximately 170 heterogeneous loans with a total carrying value of $3.5 billion as of December 31, 2010.  Each of our loans is considered a collateral dependent loan and assessed for impairment individually.

The first four bullets of your inquiry request disclosures about loans that have been modified or restructured since origination but are not considered impaired because the Company expects to receive all contractual cash flows.  As of December 31, 2010, this population totaled 8 loans with $168 million of outstanding principal (representing less than 5% of the commercial mortgage portfolio).  These loans were modified over the past three years, do not contain guarantees and are not considered trouble debt restructures.  In order to determine if a modification is a trouble debt restructuring the primary criteria the Company considers are whether the modification included a concession related to principal or accrued interest, a below market interest rate or more than an insignificant delay or insignificant shortfall in payments.  For each of the periods presented in our Form 10-K these loans and the financial statement impact of their modifications are not considered material either individually or in the aggregate relative to the Company’s commercial mortgage portfolio, results of operations, financial condition and liquidity.  Therefore the Company has not included these details in our disclosures as of December 31, 2010.

In future filings, if the impact of loans modified but not impaired remains immaterial, we will explicitly disclose such fact.  If the impact of future modifications is material, we will disclose the amount and types of modifications and their financial statement impact.  Additionally, in compliance with the implementation date prescribed by the amended trouble debt restructuring guidance (ASU 2011-02), the Company will include, in our September 30, 2011 filing, disclosure of our policy to determine a trouble debt restructure.

The final three bullets of your disclosure request apply more broadly to our commercial mortgage portfolio and disclosures included in our Form 10-K address these items as follows;

•
As of December 31, 2010, the Company’s commercial mortgage loan MD&A disclosures on page 90 quantify the number of loans (7) and aggregate amount ($17m) by which carrying value is in excess of collateral value.   Unimpaired loans comprise 6 of the 7 aforementioned loans and have a carrying value of $124 million that exceeds property values of $111 million by $13 million.  Given the immaterial amount of the shortfall, the small number of these loans, and the Company’s expectation that all of their principal and interest will be collected the Company has not provided more detailed disclosure.

•
The Company currently includes accounting policy disclosures in Footnote 2 “Summary of Significant Accounting Policies”.   The Net Investment Income policy on page 106 of the Company’s Form 10-K cites that the Company stops recognizing interest income when interest payments are delinquent based on contractual terms or when certain terms of the investment have been restructured and income on these restructured investments is only recognized when payments are received.

•
Footnote 12 “Investments”, specifically section B. Commercial Mortgage Loans on page 139 of the Company’s Form 10-K provides an overall description of the credit quality monitoring process including the Company’s policy to annually review and value all properties serving as collateral for commercial mortgages.

3

In connection with our responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me, at (215) 761-1170 or by facsimile at (215) 761-5059.

Sincerely yours,

Mary T. Hoeltzel

Vice President, Chief Accounting Officer

4

Exhibit I - Page 1 of 5

State	Municipality / Subdivision	Primary Revenue Source	Credit Rating with Guarantee	Credit Rating without Guarantee	Amortized Cost	Fair Value

Alaska					$7,345,512	$7,762,961
	ALASKA ENERGY AUTH PWR REV	ELEC. PWR. & LT. REVS.	Aa2	Aa2	1,018,101	1,144,063
	ALASKA RR CORP CAP GRNT RCPTS	GOVT. FD./GRANT REV.	A1	A1	2,903,396	3,054,648
	ALASKA INDL DEV & EXPT AUTH PW	ELEC. PWR. & LT. REVS.	Aaa	Aaa	115,000	115,000
	ALASKA INDL DEV & EXPT AUTH PW	ELEC. PWR. & LT. REVS.	Baa2	Baa2	1,635,000	1,635,000
	ANCHORAGE ALASKA ELEC UTIL REV	ELEC. PWR. & LT. REVS.	A3	A1	1,674,015	1,814,250

Alabama					$2,587,041	$2,707,578
	BIRMINGHAM ALA WTRWKS & SWR BR	WATER REVENUE	A1	A1	1,054,439	1,084,844
	UNIVERSITY ALA AT BIRMINGHAM	HLTH, HOSP, NURSHOME REV.	No Guarantee	A1	1,532,602	1,622,734

Arizona					$49,786,831	$52,751,020
	ARIZONA BRD REGENTS CTFS PARTN	LEASE (APPROPRIATION)	A1	A1	2,361,629	2,438,923
	ARIZONA ST TRANSN BRD	HIGHWAY REVENUE TOLLS	Aa2	Aa2	2,558,107	2,655,469
	ARIZONA WTR INFRASTRUCTURE FIN	WATER REVENUE	No Guarantee	Aaa	6,705,540	7,113,594
	CHANDLER ARIZ STR & HWY USER R	FUEL SALES TAX REVENUE	Aa2	Aa2	1,618,238	1,698,594
	CHANDLER ARIZ STR & HWY USER R	WATER REVENUE	No Guarantee	Aa1	4,226,749	4,572,790
	GILBERT ARIZ PUB FACS MUN PPTY	MISCELLANEOUS REVENUE	Aa2	Aa2	1,057,023	1,120,938
	MESA ARIZ STR & HWY REV	FUEL SALES TAX REVENUE	Aa3	A1	3,807,950	3,882,813
	MESA ARIZ UTIL SYS REV	MULTIPLE UTILITY REV.	Aa3	Aa3	2,825,118	3,026,453
	NORTHERN ARIZ UNIV REVS	COLLEGE & UNIV. REV.	A1	A1	2,510,602	2,611,070
	PHOENIX ARIZ CIVIC IMPT CORP	PRT, AIRPRT & MARINA REV.	No Guarantee	Aa3	5,472,483	5,797,027
	PHOENIX ARIZ CIVIC IMPT CORP	WATER REVENUE	Aa1	Aa1	11,527,047	12,439,831
	PIMA CNTY ARIZ STR & HWY REV	MISCELLANEOUS REVENUE	Aa2	Aa3	2,490,862	2,626,723
	TUCSON ARIZ WTR REV	WATER REVENUE	Aa2	Aa2	2,625,483	2,766,797

California					$24,816,852	$25,559,173
	CALIFORNIA EDL FACS AUTH REV	COLLEGE & UNIV. REV.	Aa3	Aa3	2,741,188	3,129,375
	CALIFORNIA STATEWIDE CMNTYS DE	MISCELLANEOUS REVENUE	A2	A2	1,339,490	1,337,427
	LOS ANGELES CALIF DEPT ARPTS A	PRT, AIRPRT & MARINA REV.	No Guarantee	Aa2	1,546,411	1,654,219
	PORT OAKLAND CALIF	PRT, AIRPRT & MARINA REV.	A3	A3	2,657,293	2,595,200
	SAN DIEGO CNTY CALIF REGL ARPT	PRT, AIRPRT & MARINA REV.	A1	A1	2,007,411	2,072,500
	SAN FRANCISCO CALIF CITY &	PRT, AIRPRT & MARINA REV.	Aa3	A1	2,008,238	2,128,438
	SAN JOSE CALIF ARPT REV	PRT, AIRPRT & MARINA REV.	A2	A2	5,662,782	5,777,974
	SAN MATEO CNTY CALIF JT PWRS A	LEASE (ABATEMENT)	Baa2	No Underlying Rating	1,972,032	1,930,871
	SANTA CRUZ CNTY CALIF CTFS PAR	LEASE (ABATEMENT)	Baa2	No Underlying Rating	4,067,008	4,090,625
	SOLANO IRRIGATION DISTRICT	ELEC. PWR. & LT. REVS.	No Guarantee	Baa1	815,000	842,544

Colorado					$51,229,099	$55,393,742
	COLORADO DEPT TRANS REV	TRANSIT REVENUE	Aa2	Aa2	22,533,887	24,560,703
	COLORADO ST DEPT CORRECTIONS	LEASE(RENEWAL)	Aa3	Aa3	2,611,943	2,790,234
	COLORADO WTR RES & PWR DEV AUT	WATER REVENUE	No Guarantee	Aa1	7,414,749	7,948,172
	COLORADO WTR RES & PWR DEV AUT	WATER REVENUE	No Guarantee	Aa1	4,462,989	4,718,717
	DENVER COLO CITY & CNTY WTR CO	WATER REVENUE	Aaa	Aaa	2,472,079	2,666,516
	METRO WASTEWTR RECLAMATION DIS	SEWER REVENUE	No Guarantee	Aa1	2,044,441	2,101,250
	MUNICIPAL SUBDIST NORTHERN COL	WATER REVENUE	A1	A1	3,427,506	3,648,000
	REGIONAL TRANSN DIST COLO SALE	SALES TAX REVENUE	No Guarantee	Aa1	5,160,091	5,786,719
	UNIVERSITY COLO ENTERPRISE SYS	COLLEGE & UNIV. REV.	Aa2	Aa3	1,101,415	1,173,431

District of Columbia					$16,957,204	$18,768,906
	DISTRICT COLUMBIA WTR & SWR AU	WATER REVENUE	Aa2	Aa2	5,213,984	5,694,531
	METROPOLITAN WASHINGTON D C AR	PRT, AIRPRT & MARINA REV.	Aa3	Aa3	11,743,220	13,074,375

Florida					$73,407,551	$77,843,709
	BREVARD CNTY FLA SCH BRD CTFS	LEASE (APPROPRIATION)	Aa3	Aa3	1,063,724	1,079,844
	BROWARD CNTY FLA SCH BRD CTFS	LEASE REV.	Aa3	A1	1,541,634	1,629,141
	COLLIER CNTY FLA SCH BRD CTFS	LEASE (APPROPRIATION)	Aa2	Aa3	3,345,828	3,572,149
	DUVAL CNTY FLA SCH BRD CTFS	LEASE(RENEWAL)	Aa3	Aa3	4,638,763	4,837,180
	FLORIDA ST TPK AUTH TPK REV	HIGHWAY REVENUE TOLLS	Aa3	Aa3	2,338,429	2,479,395
	GREATER ORLANDO AVIATION AUTH	PRT, AIRPRT & MARINA REV.	Aa2	Aa3	12,722,447	13,713,438
	GREATER ORLANDO AVIATION AUTH	PRT, AIRPRT & MARINA REV.	Aa3	Aa3	1,844,747	1,994,906
	HILLSBOROUGH CNTY FLA SCH BRD	LEASE(RENEWAL)	Aa2	Aa2	3,185,976	3,239,531
	HILLSBOROUGH CNTY FLA UTIL REF	WATER REVENUE	Aa1	Aa1	2,109,002	2,266,875
	LEON CNTY FLA EDL FACS AUTH CT	LEASE (APPROPRIATION)	No Guarantee	Aaa	2,514,245	2,727,512
	MARION CNTY FLA SCH BRD CTFS P	LEASE(RENEWAL)	A1	A1	1,629,699	1,674,727
	MIAMI-DADE CNTY FLA SCH BRD CT	LEASE REV.	A2	A2	3,043,980	2,988,553
	MIAMI-DADE CNTY FLA SCH BRD CT	LEASE(RENEWAL)	A2	A2	1,056,510	1,079,688
	ORANGE CNTY FLA SCH BRD CTFS P	LEASE (APPROPRIATION)	Aa3	Aa3	1,033,886	1,088,438
	ORLANDO FLA UTILS COMMN WTR &	WATER REVENUE	No Guarantee	Aa2	4,424,068	4,995,169
	OSCEOLA CNTY FLA SCH DIST	SALES TAX REVENUE	A1	A2	1,387,884	1,444,445
	PALM BEACH CNTY FLA REV	MISCELLANEOUS REVENUE	No Guarantee	Aa1	1,359,100	1,497,284
	PALM BEACH CNTY FLA SCH BRD CT	LEASE (APPROPRIATION)	Aa2	Aa3	1,033,035	1,112,813
	PALM BEACH CNTY FLA SCH BRD CT	LEASE (APPROPRIATION)	Aa3	Aa3	1,056,728	1,112,813
	PORT EVERGLADES AUTH FLA PORT	PRT, AIRPRT & MARINA REV.	No Guarantee	Aaa	941,394	1,011,306
	PORT ST LUCIE FLA UTIL REV	WATER REVENUE	Aa3	Aa3	1,080,048	1,080,000
	SEACOAST FLA UTIL AUTH WTR & S	SEWER REVENUE	Aa3	Aa3	4,197,525	4,317,325
	SEMINOLE CNTY FLA SALES TAX RE	SALES TAX REVENUE	Aa2	Aa2	1,733,558	1,797,991
	SUNRISE FLA UTIL SYS REV	WATER REVENUE	Aa3	Aa3	1,953,639	2,218,725
	TAMPA BAY WTR FLA UTIL SYS REV	WATER REVENUE	Aa1	Aa1	4,930,070	5,365,505
	TAMPA FLA WTR & SWR REV	WATER REVENUE	Aa1	Aa1	2,106,757	2,222,188

Exhibit I - Page 2 of 5

	TAMPA FLA WTR & SWR REV	WATER REVENUE	Aa2	Aa2	2,137,854	2,283,300
	VOLUSIA CNTY FLA SCH BRD SALES	SALES TAX REVENUE	Baa1	Baa1	2,997,022	3,013,473

Georgia					$42,217,406	$46,586,858
	ALBANY DOUGHERTY GA PAYROLL	INDUSTRIAL REVENUE	No Guarantee	Aa3	2,338,880	2,333,984
	ATLANTA GA WTR & WASTEWTR REV	WATER REVENUE	A2	A2	15,724,487	17,332,694
	CHEROKEE CNTY GA WTR & SEW AUT	WATER REVENUE	Aaa	Aaa	959,976	1,137,853
	CHEROKEE CNTY GA WTR & SEW AUT	WATER REVENUE	Baa2	No Underlying Rating	3,204,556	3,749,755
	CLAYTON CNTY & CLAYTON CNTY GA	WATER REVENUE	No Guarantee	Aa2	1,946,866	2,257,188
	COBB CNTY GA SOLID WASTE MGMT	RESOURCE RECOVERY REVENUE	No Guarantee	Aaa	2,095,093	2,255,938
	GAINESVILLE GA WTR & SEW REV	WATER REVENUE	Aa3	Aa3	671,376	701,679
	GEORGIA MUN ELEC AUTH PWR REV	ELEC. PWR. & LT. REVS.	A1	A1	4,812,555	5,518,138
	GEORGIA MUN ELEC AUTH PWR REV	ELEC. PWR. & LT. REVS.	A2	A2	6,139,528	6,747,241
	GEORGIA MUN ELEC AUTH PWR REV	ELEC. PWR. & LT. REVS.	Aa3	A1	45,022	46,013
	GEORGIA MUN ELEC AUTH PWR REV	ELEC. PWR. & LT. REVS.	Aaa	Aaa	62,405	69,401
	GWINNETT CNTY GA DEV AUTH CTFS	LEASE(RENEWAL)	Aa1	Aa1	3,762,337	3,965,391
	PRIVATE COLLEGES & UNIVS FACS	COLLEGE & UNIV. REV.	Aaa	Aaa	454,325	471,586

Hawaii					$9,147,939	$9,772,383
	HAWAII ST HWY REV	FUEL SALES TAX REVENUE	Aa2	Aa2	5,568,090	5,888,320
	HAWAII ST HWY REV	FUEL SALES TAX REVENUE	No Guarantee	Aa2	1,097,045	1,174,688
	HONOLULU HAWAII CITY & CNTY	SEWER REVENUE	Aa3	Aa3	2,482,804	2,709,375

Iowa					$10,496,120	$11,442,996
	IOWA FIN AUTH REV	MISCELLANEOUS REVENUE	Aa2	Aa2	10,496,120	11,442,996

Illinois					$38,951,678	$40,623,480
	CHICAGO ILL PUB BLDG COMM BLDG	LEASE (NON-TERMINABLE)	Aa2	Aa2	1,535,024	1,644,141
	CHICAGO ILL ST UNIV REV	COLLEGE & UNIV. REV.	Baa2	No Underlying Rating	3,144,119	3,071,250
	CHICAGO ILL WASTEWATER TRANSMI	SEWER REVENUE	Aa2	Aa2	997,475	1,035,469
	ILLINOIS ST SALES TAX REV	SALES TAX REVENUE	No Guarantee	Aa2	16,095,535	16,131,380
	ILLINOIS ST TOLL HWY AUTH TOLL	HIGHWAY REVENUE TOLLS	Aa2	Aa3	4,010,937	4,375,000
	METROPOLITAN PIER & EXPOSITION	MISCELLANEOUS TAXES	Aa3	Aa3	4,686,005	5,046,094
	REGIONAL TRANSN AUTH ILL	SALES TAX REVENUE	Aa2	Aa3	3,031,851	3,417,656
	REGIONAL TRANSN AUTH ILL	SALES TAX REVENUE	Aa3	Aa3	693,716	720,213
	REGIONAL TRANSN AUTH ILL	TRANSIT REVENUE	Aa3	Aa3	4,757,015	5,182,277

Indiana					$73,526,501	$79,551,861
	BEECH GROVE IND SCH BLDG CORP	LEASE (ABATEMENT)	Aa1	Aa1	3,061,125	3,291,500
	DANVILLE IND MULTI-SCH BLDG CO	LEASE (ABATEMENT)	A2	A2	1,101,174	1,182,480
	HAMILTON HEIGHTS IND SCH CORP	LEASE (ABATEMENT)	Aa1	Aa1	1,041,379	1,132,344
	INDIANA BD BK	MISCELLANEOUS REVENUE	Aa1	Aa1	981,792	1,111,406
	INDIANA HEALTH & EDL FAC FING	HLTH, HOSP, NURSHOME REV.	No Guarantee	A1	543,335	561,386
	INDIANA ST EDL FACS AUTH REV	COLLEGE & UNIV. REV.	A1	A1	9,246,246	10,201,378
	INDIANA ST FIN AUTH REV	MISCELLANEOUS REVENUE	No Guarantee	Aaa	8,042,603	8,582,813
	INDIANA ST OFFICE BLDG COMMN F	LEASE (APPROPRIATION)	Aa1	Aa1	6,203,446	6,530,063
	INDIANA ST TOLL RD COMMN TOLL	HIGHWAY REVENUE TOLLS	Aaa	Aaa	1,243,540	1,259,592
	INDIANA ST TOLL RD COMMN TOLL	HIGHWAY REVENUE TOLLS	No Guarantee	Aaa	2,394,597	2,444,633
	INDIANA TRANSN FIN AUTH HWY RE	HIGHWAY REVENUE TOLLS	Aa1	Aa1	988,725	1,105,156
	INDIANA TRANSN FIN AUTH HWY RE	HIGHWAY REVENUE TOLLS	No Guarantee	Aa1	12,052,120	13,244,109
	INDIANA TRANSN FIN AUTH HWY RE	TRANSIT REVENUE	Aa1	Aa1	3,233,017	3,508,125
	INDIANAPOLIS IND LOC PUB IMPT	LEASE REV.	Aa2	Aa2	4,159,263	4,433,125
	INDIANAPOLIS IND LOC PUB IMPT	MISCELLANEOUS REVENUE	A2	A2	1,979,435	1,991,375
	INDIANAPOLIS IND LOC PUB IMPT	MISCELLANEOUS REVENUE	Aa2	Aa2	2,487,348	2,903,125
	INDIANAPOLIS IND LOC PUB IMPT	MISCELLANEOUS REVENUE	No Guarantee	Aaa	2,002,508	2,008,125
	NORTH LAWRENCE IND CMNTY SCHS	LEASE (ABATEMENT)	Aa1	Aa1	2,495,971	2,586,802
	PURDUE UNIV IND UNIV REVS	COLLEGE & UNIV. REV.	No Guarantee	Aa1	8,534,399	9,541,433
	ST JOSEPH CNTY IND EDL FACS RE	COLLEGE & UNIV. REV.	No Guarantee	Aaa	1,734,478	1,932,891

Kansas					$8,772,852	$10,110,469
	KANSAS ST DEV FIN AUTH REV	WATER REVENUE	No Guarantee	Aaa	1,069,726	1,187,031
	OLATHE LABETTE CNTY KANS SINGL	LOCAL OR GTD HOUSING	No Guarantee	Aaa	7,703,126	8,923,438

Kentucky					$22,846,910	$24,487,943
	JEFFERSON CNTY KY SCH DIST FIN	MISCELLANEOUS REVENUE	Aa2	Aa3	9,522,303	10,308,305
	KENTUCKY ST PPTY & BLDGS COMMN	LEASE (APPROPRIATION)	Aa2	Aa3	2,716,727	2,825,000
	KENTUCKY ST PPTY & BLDGS COMMN	LEASE (APPROPRIATION)	Aa3	Aa3	2,091,242	2,262,188
	KENTUCKY ST PPTY & BLDGS COMMN	LEASE(RENEWAL)	Aa2	Aa3	3,675,035	3,893,648
	KENTUCKY ST TPK AUTH ECONOMIC	LEASE(RENEWAL)	Aa2	Aa2	2,066,849	2,200,000
	LOUISVILLE KY REGL ARPT AUTH A	PRT, AIRPRT & MARINA REV.	Aa3	A1	2,774,756	2,998,802

Louisiana					$18,199,816	$18,746,939
	JEFFERSON LA SALES TAX DIST SP	SALES TAX REVENUE	Aa2	Aa3	9,055,803	10,144,986
	LOUISIANA LOC GOVT ENVIR FACS	MISCELLANEOUS REVENUE	Baa2	Baa2	9,144,013	8,601,953

Massachusetts					$54,980,505	$61,139,719
	MASSACHUSETTS BAY TRANSN AUTH	TRANSIT REVENUE	Aa1	Aa1	2,090,734	2,237,157
	MASSACHUSETTS ST COLLEGE BLDG	COLLEGE & UNIV. REV.	Aa1	Aa1	5,484,322	5,783,969
	MASSACHUSETTS ST COLLEGE BLDG	COLLEGE & UNIV. REV.	Aaa	Aaa	12,165,233	15,018,075
	MASSACHUSETTS ST HEALTH & EDL	COLLEGE & UNIV. REV.	No Guarantee	Aaa	2,586,850	2,790,563

Exhibit I - Page 3 of 5

	MASSACHUSETTS ST HEALTH & EDL	COLLEGE & UNIV. REV.	No Guarantee	Aaa	10,768,901	11,713,281
	MASSACHUSETTS ST PORT AUTH REV	PRT, AIRPRT & MARINA REV.	Aa2	Aa3	1,545,030	1,626,075
	MASSACHUSETTS ST SPL OBLIG REV	FUEL SALES TAX REVENUE	Aa1	Aa1	2,671,488	2,857,714
	MASSACHUSETTS ST SPL OBLIG REV	SALES TAX REVENUE	Aa1	Aa1	2,290,012	2,513,156
	MASSACHUSETTS ST TPK AUTH MET	HIGHWAY REVENUE TOLLS	A2	A2	5,044,086	5,353,125
	MASSACHUSETTS ST WTR RES AUTH	WATER REVENUE	Aa1	Aa1	9,285,467	10,131,291
	UNIVERSITY MASS BLDG AUTH REV	COLLEGE & UNIV. REV.	No Guarantee	Aaa	1,048,382	1,115,313

Maryland					$22,410,135	$24,281,805
	BALTIMORE CNTY MD REV	HLTH, HOSP, NURSHOME REV.	No Guarantee	Aa2	1,147,493	1,235,277
	BALTIMORE MD REV	AUTO PARKING REVENUE	A1	A1	2,723,075	2,915,548
	MARYLAND ST DEPT TRANSN CONS	FUEL SALES TAX REVENUE	No Guarantee	Aa1	2,604,095	2,848,238
	MARYLAND ST DEPT TRANSN CONS	INCOME TAX REVENUE	No Guarantee	Aa1	14,940,943	16,217,742
	MARYLAND ST HEALTH & HIGHER ED	HLTH, HOSP, NURSHOME REV.	Aaa	Aaa	994,528	1,065,000

Maine					$5,219,209	$5,667,188
	MAINE MUN BD BK	MISCELLANEOUS REVENUE	Aa1	Aa1	998,370	1,082,813
	MAINE MUN BD BK	MISCELLANEOUS REVENUE	No Guarantee	Aa1	4,220,839	4,584,375

Michigan					$25,079,452	$27,855,964
	DETROIT MICH WTR SUPPLY SYS	WATER REVENUE	Aa3	A1	2,228,059	2,320,666
	GRAND RAPIDS MICH SAN SWR SYS	SEWER REVENUE	Aa1	Aa1	5,648,838	6,458,859
	MICHIGAN ST	LEASE (APPROPRIATION)	No Guarantee	A1	3,620,152	3,850,580
	MICHIGAN ST TRUNK LINE	FUEL SALES TAX REVENUE	Aa2	Aa2	4,886,136	5,671,875
	MICHIGAN ST TRUNK LINE	FUEL SALES TAX REVENUE	No Guarantee	Aa2	8,696,267	9,553,984

Minnesota					$3,216,055	$3,431,250
	MINNESOTA PUB FACS AUTH WTR PO	WATER REVENUE	No Guarantee	Aaa	3,216,055	3,431,250

Missouri					$15,939,974	$16,234,023
	MISSOURI ST ENVIRONMENTAL IMPT	HIGHWAY REVENUE TOLLS	No Guarantee	Aaa	3,427,759	3,476,250
	MISSOURI ST ENVIRONMENTAL IMPT	INDUSTRIAL REVENUE	No Guarantee	Aa3	5,160,528	4,878,906
	MISSOURI ST ENVIRONMENTAL IMPT	MISCELLANEOUS REVENUE	No Guarantee	Aaa	2,700,946	2,928,906
	MISSOURI ST ENVIRONMENTAL IMPT	WATER REVENUE	No Guarantee	Aaa	4,650,741	4,949,961

Mississippi					$8,474,166	$9,870,012
	MISSISSIPPI HSG FIN CORP SINGL	GOVT. SEC'S & INT.	No Guarantee	Aaa	7,440,226	8,721,875
	MISSISSIPPI BUSINESS FINANCE C	INDUSTRIAL REVENUE	No Guarantee	Baa1	1,033,940	1,148,137

North Carolina					$33,205,524	$34,295,055
	CABARRUS CNTY N C CTFS PARTN	LEASE (APPROPRIATION)	Aa2	Aa2	4,141,704	4,174,775
	NORTH CAROLINA INFRASTRUCTURE	LEASE (APPROPRIATION)	Aa1	Aa1	8,752,825	9,294,448
	RALEIGH DURHAM N C ARPT AUTH A	PRT, AIRPRT & MARINA REV.	Aa3	Aa3	8,291,902	8,430,180
	RALEIGH N C COMB ENTERPRISE SY	WATER REVENUE	No Guarantee	Aaa	1,170,211	1,122,188
	UNIVERSITY N C CHAPEL HILL REV	MULTIPLE UTILITY REV.	No Guarantee	Aa1	3,441,820	3,663,281
	UNIVERSITY N C SYS POOL REV	COLLEGE & UNIV. REV.	A1	A1	4,147,488	4,077,746
	WAKE CNTY N C HOSP REV	HLTH, HOSP, NURSHOME REV.	Aaa	Aaa	1,622,895	1,838,922
	WAKE CNTY NC	MISCELLANEOUS REVENUE	No Guarantee	Aa1	1,117,687	1,134,844
	WILMINGTON N C CTFS PARTN	WATER REVENUE	No Guarantee	Aa2	518,990	558,672

New Hampshire					$10,519,236	$11,301,570
	MANCHESTER N H SCH FACS REV	MISCELLANEOUS REVENUE	Aa2	Aa2	2,218,103	2,361,958
	NEW HAMPSHIRE MUN BD BK	MISCELLANEOUS REVENUE	Aa2	Aa2	2,158,237	2,322,978
	NEW HAMPSHIRE MUN BD BK	MISCELLANEOUS REVENUE	No Guarantee	Aa2	6,142,896	6,616,634

New Jersey					$34,169,234	$30,776,228
	CAMDEN CNTY N J MUN UTILS AUTH	SEWER REVENUE	Aa3	Aa3	1,056,946	1,118,438
	JERSEY CITY N J SEW AUTH SWR	SEWER REVENUE	Baa2	Baa2	1,026,590	1,060,469
	NEW JERSEY ENVIRONMENTAL INFRA	MISCELLANEOUS REVENUE	No Guarantee	Aaa	3,812,155	4,012,656
	NEW JERSEY ST EDL FACS AUTH	COLLEGE & UNIV. REV.	No Guarantee	Aaa	5,058,508	5,539,391
	NEW JERSEY ST HWY AUTH GARDEN	HIGHWAY REVENUE TOLLS	Aaa	Aaa	3,118,021	3,533,438
	NEW JERSEY ST TRANSN TR FD	HIGHWAY REVENUE TOLLS	Aaa	Aa3	996,710	1,120,469
	NEW JERSEY ST TRANSN TR FD	HIGHWAY REVENUE TOLLS	No Guarantee	A1	1,001,949	1,022,031
	NEW JERSEY ST TRANSN TR FD	HIGHWAY REVENUE TOLLS	No Guarantee	Aaa	898,787	932,766
	NEW JERSEY ST TRANSN TR FD	TRANSIT REVENUE	A1	A1	11,042,726	6,157,188
	NEW JERSEY ST TRANSN TR FD	TRANSIT REVENUE	No Guarantee	Aa2	5,602,825	5,702,934
	RUTGERS ST UNIV N J	COLLEGE & UNIV. REV.	No Guarantee	Aa2	554,018	576,450

New Mexico					$24,366,366	$27,139,003
	ALBUQUERQUE N M ARPT REV	PRT, AIRPRT & MARINA REV.	Aa3	A1	4,730,581	4,813,280
	BERNALILLO CNTY N M GROSS RCPT	MISCELLANEOUS TAXES	No Guarantee	Aa1	6,831,430	7,354,044
	BERNALILLO CNTY N M GROSS RCPT	SALES TAX REVENUE	No Guarantee	Aa1	9,021,075	10,702,148
	NEW MEXICO FIN AUTH ST TRANSN	TRANSIT REVENUE	Aa2	Aa2	1,270,615	1,326,172
	SANTA FE CNTY N MEX CORRECTION	MISCELLANEOUS REVENUE	Aa2	A1	2,512,665	2,943,359

Nevada					$7,344,607	$7,581,466
	NEVADA ST HWY IMPT REV	FUEL SALES TAX REVENUE	Aa1	Aa1	7,344,607	7,581,466

New York					$12,116,874	$13,691,519
	NEW YORK N Y NEW PUB HSG AUTH	LOCAL OR GTD HOUSING	No Guarantee	Aaa	300,000	314,391

Exhibit I - Page 4 of 5

	NEW YORK ST DORM AUTH REVS	MISCELLANEOUS REVENUE	No Guarantee	Aa3	2,806,600	3,112,656
	NEW YORK ST ENVIRONMENTAL FACS	INCOME TAX REVENUE	No Guarantee	Aa1	4,425,373	4,675,409
	NEW YORK ST LOC GOVT ASSISTANC	SALES TAX REVENUE	Aa1	Aa1	4,584,901	5,589,063

Ohio					$68,410,942	$73,036,326
	BUTLER CNTY OHIO SWR SYS REV	SEWER REVENUE	Aa3	Aa3	2,464,667	2,626,078
	CLEVELAND OHIO WTRWKS REV	WATER REVENUE	Aa1	Aa1	689,355	705,525
	CLEVELAND OHIO WTRWKS REV	WATER REVENUE	Aa1	Aa2	1,831,816	1,885,219
	HAMILTON CNTY OHIO SEWER SYS R	SEWER REVENUE	Aa2	Aa2	4,773,130	5,054,353
	OHIO ST BLDG AUTH	LEASE REV.	Aa2	Aa2	4,718,423	4,955,048
	OHIO ST BLDG AUTH	LEASE(RENEWAL)	Aa2	Aa2	2,169,368	2,241,563
	OHIO ST BLDG AUTH	LEASE(RENEWAL)	No Guarantee	Aa2	1,713,737	1,801,330
	OHIO ST TPK COMMN TPK REV	HIGHWAY REVENUE TOLLS	Aa2	Aa2	22,795,612	24,368,605
	OHIO ST WTR DEV AUTH REV	WATER REVENUE	Aaa	Aaa	6,547,709	7,192,563
	OHIO ST WTR DEV AUTH REV	WATER REVENUE	No Guarantee	Aaa	6,089,937	6,444,700
	OHIO ST WTR DEV AUTH WTR	WATER REVENUE	No Guarantee	Aaa	14,617,189	15,761,343

Oregon					$7,063,807	$7,540,258
	OREGON ST	FUEL SALES TAX REVENUE	No Guarantee	Aa1	1,077,911	1,135,000
	OREGON ST	LEASE (APPROPRIATION)	Aa2	Aa2	1,064,059	1,123,125
	PORTLAND ORE SWR SYS REV	SEWER REVENUE	Aa2	Aa2	4,921,837	5,282,133

Pennsylvania					$52,518,602	$55,030,654
	ALLEGHENY CNTY PA	HLTH, HOSP, NURSHOME REV.	No Guarantee	Aa3	8,256,134	8,740,781
	ALLEGHENY CNTY PA	PRT, AIRPRT & MARINA REV.	Baa1	Baa1	2,075,991	2,097,550
	BETHLEHEM PENN AUTH WTR	WATER REVENUE	Aa2	No Underlying Rating	1,978,278	2,033,710
	DELAWARE VALLEY PA REGL FIN AU	MISCELLANEOUS REVENUE	A2	A2	24,157,057	24,613,281
	NORTHAMPTON CNTY PA GEN PURP	MISCELLANEOUS REVENUE	Aa1	Aa1	6,590,645	7,020,797
	NORTHAMPTON CNTY PA GEN PURP	MISCELLANEOUS REVENUE	No Guarantee	Aa1	2,098,555	2,295,938
	PENNSYLVANIA CONVENTION CTR AU	MISCELLANEOUS REVENUE	Aaa	Aaa	4,120,590	4,381,847
	WESTMORELAND CNTY PA MUN AUTH	WATER REVENUE	Aaa	Aaa	3,241,350	3,846,750

Puerto Rico					$2,433,738	$2,429,955
	PUERTO RICO COMWLTH HWY & TRAN	HIGHWAY REVENUE TOLLS	Aa2	Baa1	119,226	120,931
	PUERTO RICO COMWLTH INFRASTRUC	SALES TAX REVENUE	Baa1	Baa1	658,257	639,000
	PUERTO RICO ELEC PWR AUTH PWR	ELEC. PWR. & LT. REVS.	A1	Baa1	163,301	166,992
	PUERTO RICO ELEC PWR AUTH PWR	ELEC. PWR. & LT. REVS.	Baa1	Baa1	956,954	967,563
	PUERTO RICO ELEC PWR AUTH PWR	ELEC. PWR. & LT. REVS.	No Guarantee	Baa1	535,999	535,469

Rhode Island					$4,316,999	$4,855,405
	RHODE ISLAND DEPOSITORS ECONOM	SALES TAX REVENUE	Aaa	Aaa	4,316,999	4,855,405

South Carolina					$33,884,665	$36,413,517
	CHARLESTON S C WTRWKS & SWR RE	WATER REVENUE	No Guarantee	Aa1	8,881,955	9,798,902
	COLUMBIA S C WTRWKS & SWR SYS	WATER REVENUE	No Guarantee	Aa2	1,315,945	1,297,786
	GREENVILLE CNTY S C SCH DIST I	LEASE REV.	Aa2	Aa2	1,036,539	1,106,875
	PIEDMONT MUN PWR AGY S C ELEC	ELEC. PWR. & LT. REVS.	Aaa	Aaa	8,491,609	9,917,263
	SOUTH CAROLINA ST HSG FIN & DE	LOCAL OR GTD HOUSING	No Guarantee	Aaa	3,094,418	3,051,563
	SOUTH CAROLINA TRANSN INFRASTR	TRANSIT REVENUE	A2	A2	5,290,702	5,569,098
	SPARTANBURG S C WTRWKS REV	WATER REVENUE	Aa2	Aa3	1,061,215	1,132,344
	WESTERN CAROLINA REGL SWR AUTH	SEWER REVENUE	Aa2	Aa2	4,712,282	4,539,688

South Dakota					$10,879,713	$11,652,539
	HEARTLAND CONSUMERS PWR DIST	ELEC. PWR. & LT. REVS.	No Guarantee	Aaa	10,879,713	11,652,539

Tennessee					$16,262,550	$16,499,571
	MET GOVT NASHVILLE & DAVIDSON	SEWER REVENUE	Aa2	Aa3	15,710,721	15,942,021
	MET GOVT NASHVILLE & DAVIDSON	WATER REVENUE	Aa3	Aa3	551,829	557,550

Texas					$79,158,697	$87,280,654
	AUSTIN TEX ELEC UTIL SYS REV	ELEC. PWR. & LT. REVS.	Aa2	A1	2,600,358	2,838,672
	AUSTIN TEX REV	MULTIPLE UTILITY REV.	A1	A1	19,224,632	22,016,781
	DALLAS TEX WTRWKS & SWR SYS RE	WATER REVENUE	Aa1	Aa1	1,408,784	1,548,703
	GARLAND TEX WTR & SWR REV	WATER REVENUE	Aa2	Aa2	1,745,302	1,797,038
	HOUSTON TEX WTR & SWR SYS REV	WATER REVENUE	Aa2	Aa2	11,957,953	13,731,833
	SAN ANTONIO TEX ARPT SYS REV	PRT, AIRPRT & MARINA REV.	Aa3	A1	3,031,943	3,001,682
	SAN ANTONIO TEX ELEC & GAS	ELEC. PWR. & LT. REVS.	No Guarantee	Aa1	4,881,915	5,150,018
	SAN ANTONIO TEX ELEC & GAS	ELEC. PWR. & LT. REVS.	No Guarantee	Aa2	973,348	1,024,866
	SAN ANTONIO TEX ELEC & GAS	ELEC. PWR. & LT. REVS.	No Guarantee	AA1	19,864	20,963
	SAN ANTONIO TEX WTR REV	WATER REVENUE	Aa1	Aa1	1,056,234	1,149,375
	TEXAS MUN PWR AGY REV	ELEC. PWR. & LT. REVS.	A1	A1	15,189,907	17,015,243
	TEXAS MUN PWR AGY REV	ELEC. PWR. & LT. REVS.	A2	A2	329,764	384,938
	UNIVERSITY TEX PERM UNIV FD	COLLEGE & UNIV. REV.	No Guarantee	Aaa	2,721,036	2,897,334
	UNIVERSITY TEX UNIV REVS	COLLEGE & UNIV. REV.	No Guarantee	Aaa	7,026,190	7,649,801
	DUKE ENERGY CORP	INDUSTRIAL REVENUE	No Guarantee	Baa2	6,991,465	7,053,408

Utah					$15,951,175	$16,458,203
	UTAH ST	LEASE(RENEWAL)	Aa1	Aa1	5,186,288	5,698,438
	UTAH TRAN AUTH SALES TAX REV	SALES TAX REVENUE	Aa1	Aa1	1,069,258	1,145,469
	UTAH TRAN AUTH SALES TAX REV	SALES TAX REVENUE	No Guarantee	Aa1	9,695,628	9,614,297

Exhibit I - Page 5 of 5

Virginia					$57,911,123	$62,674,828
	CHESAPEAKE BAY BRDG & TUNL COM	HIGHWAY REVENUE TOLLS	A3	A3	4,755,488	5,081,250
	DANVILLE VA INDL DEV AUTH HOSP	HLTH, HOSP, NURSHOME REV.	Aaa	Aaa	2,027,567	2,294,688
	FAIRFAX CNTY VA WTR AUTH WTR R	WATER REVENUE	No Guarantee	Aaa	3,603,663	3,400,313
	HENRICO CNTY VA WTR & SWR REV	WATER REVENUE	No Guarantee	Aaa	1,150,371	1,144,688
	JAMES CITY CNTY VA ECON DEV AU	LEASE (APPROPRIATION)	Aa2	Aa2	1,479,720	1,580,906
	NORFOLK VA REDEV & HSG AUTH MU	LOCAL OR GTD HOUSING	Baa2	No Underlying Rating	786,854	777,312
	RICHMOND VA MET AUTH EXPWY REV	HIGHWAY REVENUE TOLLS	A3	A3	8,827,626	9,918,466
	UPPER OCCOQUAN SEW AUTH VA REG	SEWER REVENUE	Aa1	Aa1	11,066,984	12,165,007
	VIRGINIA COLLEGE BLDG AUTH VA	COLLEGE & UNIV. REV.	Aa2	Aa2	7,646,371	8,735,313
	VIRGINIA COMWLTH TRANSN BRD TR	GENERAL FUND	Aa1	Aa1	4,515,382	4,674,806
	VIRGINIA COMWLTH TRANSN BRD TR	TRANSIT REVENUE	Aa1	Aa1	1,058,568	1,151,406
	VIRGINIA PORT AUTH PORT FAC RE	MISCELLANEOUS REVENUE	Aa3	A1	1,586,919	1,657,080
	VIRGINIA ST PUB BLDG AUTH PUB	MISCELLANEOUS REVENUE	No Guarantee	Aa1	5,197,028	5,701,563
	VIRGINIA ST PUB SCH AUTH	MISCELLANEOUS REVENUE	No Guarantee	Aa1	2,183,073	2,326,250
	VIRGINIA ST PUB SCH AUTH	MISCELLANEOUS REVENUE	No Guarantee	Aa1	2,025,509	2,065,781

Washington					$50,407,378	$57,553,039
	CENTRAL PUGET SOUND WASH REGL	SALES TAX REVENUE	Aa1	Aa1	27,752,533	32,675,434
	CHELAN CNTY WASH PUB UTIL DIST	ELEC. PWR. & LT. REVS.	Aa2	Aa2	7,472,994	8,102,891
	CLARK CNTY WASH SWR REV	SEWER REVENUE	Aa2	Aa2	1,012,696	1,137,781
	PORT SEATTLE WASH PASSENGER FA	PRT, AIRPRT & MARINA REV.	A1	A1	4,142,285	4,474,375
	SEATTLE WASH WTR SYS REV	WATER REVENUE	Aa1	Aa1	3,150,053	3,355,469
	VANCOUVER WASH WTR & SWR REV	WATER REVENUE	Aa3	Aa3	3,055,144	3,304,823
	WASHINGTON ST PUB PWR SUPPLY	ELEC. PWR. & LT. REVS.	Aa1	Aa1	3,821,671	4,502,266

Wisconsin					$39,931,411	$43,606,349
	SOUTHEAST WIS PROFESSIONAL BAS	SALES TAX REVENUE	A1	A1	10,090,580	11,067,188
	WISCONSIN CTR DIST WIS TAX REV	MISCELLANEOUS TAXES	Aa2	No Underlying Rating	21,972,593	23,888,710
	WISCONSIN ST CLEAN WTR REV	MISCELLANEOUS REVENUE	Aa1	Aa1	4,233,638	4,543,080
	WISCONSIN ST CLEAN WTR REV	SEWER REVENUE	No Guarantee	Aa1	1,655,733	1,803,621
	WISCONSIN ST TRANSN REV	MISCELLANEOUS REVENUE	No Guarantee	Aa1	1,978,867	2,303,750

West Virginia					$28,574,335	$30,022,305
	WEST VIRGINIA ST BLDG COMMN LE	LEASE (NON-TERMINABLE)	Baa2	Baa2	7,182,772	7,304,063
	WEST VIRGINIA ST PKWYS ECONOMI	HIGHWAY REVENUE TOLLS	Aa3	Aa3	10,065,738	10,651,658
	WEST VA ST SCH BLDG AUTH REV	MISCELLANEOUS REVENUE	Aa3	Aa3	2,705,090	2,837,600
	WEST VIRGINIA UNIV REVS	COLLEGE & UNIV. REV.	A1	A1	8,620,735	9,228,984

Totals					$1,175,035,782	$1,260,428,424